Mailstop 3233
                                                                July 23, 2018


     Via E-Mail
     Matias I. Gaivironsky
     Chief Financial Officer
     IRSA Propriedades Comerciales S.A.
     Moreno 877 22nd Floor
     Buenos Aires, Argentina

            Re:    IRSA Propriedades Comerciales S.A.
                   Form 20-F for the fiscal year ended June 30, 2017 Filed October 10, 2017
                   Response Dated June 11, 2018
                   File No. 000-30982

     Dear Mr. Gaivironsky:

            We have reviewed your June 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.
     Unless we note otherwise, our references to prior comments are to comments in our May 14,
     2018 letter.
 Matias I. Gaivironsky
IRSA Propriedades Comerciales S.A.
July 23, 2018
Page 2

Form 20-F for the fiscal year ended June 30, 2017

Item 3. Key Information

A. Selected Consolidated Financial Data, page 1

1. We have reviewed your response to comment one and note your proposed disclosure includes several general descriptions of how non-IFRS financial measures may be useful to investors. In future filings, please revise your disclosure to provide the unique reasons why each of your non-IFRS financial measures provides useful information to investors regarding your financial condition and results of operations, individually.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of operations for the fiscal years ended June 30, 2017 and 2016

Changes in fair value of investment property, page 122

2. Please address the following with respect to your response to our prior comment 1:

           Please tell us why the most significant fair value increases have related to your shopping mall properties. In your response, tell us what portion of the increases in fair value for all periods presented is due to a change in the peso/USD exchange rate versus other factors (i.e. changes in discount rates).
           In your MD&A you indicate that changes in the peso/USD exchange rates were a significant cause for the changes in fair value of your investment properties. As such, please clarify why your office and other properties did not experience a rate of increase in value similar to the increase experienced in your shopping mall properties.
           Please address the impact that translation of your projected cash flows to US dollars and then back, for purposes of the discounted cash flows analysis, has on your valuation.
           Please tell us what US dollar-denominated long-term interest rate is utilized in your calculation, and please provide an analysis of the year-over-year differences in this discount rate, the reasons for these changes, and the impact on your calculation.
           Finally, please expand your disclosure in future filings to more fully describe your valuation methodology, including:
               o Your policy of translating peso denominated cash flow estimates into USD for purposes of performing your discounted cash flow analysis and the rationale for this policy.
               o An indication of which assumptions are applied to peso denominated cash flow estimates and which assumptions are applied to USD denominated cash flow estimates.
 Matias I. Gaivironsky
IRSA Propriedades Comerciales S.A.
July 23, 2018
Page 3

Form 6-K filed May 24, 2018

Investment properties, page 11

3. We note your response to our prior comment 5. Please confirm that your disclosure in future filings (including interim reports) will include disclosure of all unobservable inputs used in the valuation process. Additionally, please confirm that your future disclosure will include a discussion of the reasons for any material changes in the value of your investment properties from period to period.

       You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3438 with any questions.


                                                             Sincerely,

                                                             /s/ Robert F.
Telewicz, Jr.

                                                             Robert F.
Telewicz, Jr.
                                                             Branch Chief
                                                             Office of Real
Estate and
                                                              Commodities